November 17, 2006

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re: Advanced Technology Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-137863**
> **Filed October 6, 2006**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus Summary, page 1

2.   We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they

may direct to you afterwards? Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and motivations in taking part in this company are material to the public's understanding of your company. Please revise to disclose the motivations and all material knowledge in this document.

3.   We note the disclosure on page seven that a condition to any combination is that public stockholders owning fewer than 20% of the shares exercise their conversion rights. In the appropriate section, please revise to clarify whether you could propose a transaction that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

4.   We note the promotional disclosure here and later in the document about Israel having "one of the highest per-capita rations of scientists and engineers," and a "reputation as being an attractive center for technology." The noted and similar promotional disclosure should be substantiated when disclosed throughout this document. Please revise accordingly.

5.   Where you provide statistics similar to those on page one, please revise to provide the citation for the source of those figures.

6.   On page two, we note the disclosure that you believe the costs and risks of a traditional public offering make you an "attractive alternative exit strategy." Please revise to substantiate the claim that there are costs and risks associated with traditional public offerings for operating companies that are prohibitive considering you are a non-operating shell company with no assets or history and are conducting an initial public offering.

7.   Please revise to clarify the "higher entry barriers and costs" referenced on page two.

8.   Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

9.   We note the disclosure here and later in the document that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 55-57.

10.   In the discussion of the liquidation of the company on page 8, and elsewhere as appropriate, disclosure should be added to indicate that under Delaware law, creditors take priority over stockholders, absent special circumstances, with respect to the assets of a company in the event of the winding up of a company; and disclosure should also be added to clarify that no distributions may be made from the trust account of the stockholders until provisions for the payment of creditors has first been made in accordance with the applicable provisions of the DGCL.

11.   We note the disclosure on page nine that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement.

Summary Financial Data, page 11

12.   Please explain why you have included the value of common stock which may be converted to cash and the deferred underwriter compensation in working capital.

Risk Factors, page 12

13.   In the last sentence of risk factor one, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

14.   We note the disclosure in the subheading of risk factor three that stockholders are "likely to receive less than $8.00 per share" when you liquidate. It is not clear if there is a circumstance where they would receive $8.00 or more. Please revise to clarify.

15.   Prior to going effective, please be sure to update the disclosure in risk factor six.

16.   We note your statement in risk factor 10 that creditors' claims against the trust could take priority over the claims of public stockholders. Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

17.   We note the disclosure in risk factor 41 about the risk associated with requiring financial information in accordance with GAAP. It is not clear how the compliance with disclosure requirements is a risk to the company. Please revise to be specific.

18.   Risk factor 46 discussing the risk associated with not being able to compete appears to be a broad and generic risk that affects companies in many industries. Please revise to clarify how the risk is specific to you.

19.   The risk associated with the compensation related accounting requirements discussed in risk factor 50 appears to affect all companies. Please revise to clarify how the risk is specific to you.

20.   It is not clear why there are references to your assets in risk factor 55 that addresses the risk associated with your officers and directors being outside of the U.S. Please revise to clarify.

Use of Proceeds, page 33

21.   You disclose in a footnote that the use of net proceeds not held in trust are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

22.   Considering your operations, until you consummate a business combination, will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments.

23.   In the appropriate section, please revise to clarify if you could seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

Capitalization, page 37

24.   Adjusted stockholders' equity does not agree to the summary financial data on page 11 or the numerator in the dilution calculation on page 38. Please explain why you have included the value of the redeemable shares in stockholders' equity.

Dilution, page 38

25.   Please revise the calculation of net tangible book value after the offering to deduct the $4 million in deferred underwriter expense.

Proposed Business, page 42

26.   In the appropriate sections(s), please revise to identify the "certain initial stockholders" who have agreed to purchase the founder warrants.

27.   Please add a statement to the prospectus cover page and elsewhere as appropriate, if true, that the certain initial stockholders will be using their own funds in making simultaneous private placement warrant purchases and will not be borrowing funds or otherwise financing such transactions. We may have further comment.

28.   We note the list of criteria you have included on pages 44 and 45. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

29.   We note the specific exception to Shrem, Fudim, Kelner & Co. This appears inconsistent with your disclosure elsewhere that you will not make any payments to insiders. Please revise to reconcile your disclosure.

30.   On page 45, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target. Also, clarify if management is required to quantify the value of any target prior to entering into any asset purchase, merger, or business combination agreement.

31.   We note the disclosure on page 46 that any opinion acquired, if management cannot independently determine the fair market value, will be provided to shareholders who request it. Please revise to clarify how potential investors in the public market will be able to view the information in such opinion, if obtained.

32.   We note the disclosure on page 45 that the fair market value of a target business must be equal to at least 80% of your net assets. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined

if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

33.   We note the disclosure on page 49 about the indemnification to be provided by your executive officers. Please revise to clarify if there is a material difference between an indemnification arrangement and a situation where the noted initial stockholders are included in every contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do so under your indemnification arrangement?

34.   In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or acquisition candidates as of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and the indemnities, please provide the basis for your statements on page 49, and elsewhere as applicable, that creditors' claims are "significantly limited" and the likelihood of resulting liability on such claims is "remote."

35.   We note the disclosure on page 51 that you require a 80% super majority vote instead of a unanimous vote because your directors believe that it is "in the best interest of [your] stockholders for the directors to have an ability to revise the procedures for consummating a business combination." You further provide an example of a circumstance where you would amend your provisions. The noted disclosure appears contradictory from the disclosure throughout the document that the current terms are obligations to your shareholders and that you will not seek to amend such terms. Please revise your disclosure throughout to be consistent with your disclosure here.

36.   In light of the disclosure in the penultimate paragraph on page 51, please revise to discuss the applicability of Rule 419 of Regulation C to this offering.

37.   In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Certain Relationships and Related Transactions, page 61

38.   We note the list of entities that are your initial shareholders. The disclosure on page 63 does not disclose the exact relationship between your management and your initial shareholders. In the appropriate section, please revise to clarify. Also, disclose the current business of the entities that are initial

shareholders and the efforts made to determine that such entities are able to satisfy the indemnification claims if any arise.

Principal Stockholders, page 64

39.   We note the disclosure that the purchasers of the founder warrants will not transfer their warrants until after completion of your initial business combination. Please revise to clarify if such transfers will be required to be registered.

SEC Position on Rule 144 Sales, page 70

40.   Please revise to quantify the securities that are subject to the position discussed in this subsection.

Underwriting, page 71

41.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements, page F-1

42.   Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Statement of Changes in Stockholders' Equity, page F-5

43.   It appears that the 6.25 million common shares were issued for $.004 rather than $.0001. Please revise.

Note 5. Commitments and Contingencies, page F-9

44.   Please expand the last paragraph of Note 5 to disclose the significant terms of the underwriter's purchase option including any net settlement provision. Disclose how you intend to account for the underwriter's purchase option and include the estimated fair value of the UPO and the major assumptions used to estimate its value. See page 41 of the text.

45.   The unit purchase option agreement does not specify the circumstances under which net-cash settlement would be permitted or required and does not explicitly state you have no obligation to settle the option in the absence of an effective registration statement and the option can expire unexercised. Please tell us how you have considered the guidance in paragraphs 14-18 of EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Exhibit 23.1

46.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Brian B. Margolis
        Fax: (212) 969-2900